SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         May 30, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                        FOR IMMEDIATE RELEASE

 Creo Announces One-Stop Shop For Proofing Solutions: CreoScitex

Vancouver, BC, Canada (May 30, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") is pleased to announce that CreoScitex showcases a range of professional desktop, continuous-tone and halftone contract, and imposition proofing innovations at Drupa 2000, the world's largest trade show for the printing industry, underway in Dusseldorf, Germany, May 18-31. With tuned and matched inks and media, a strong focus on color management, and a commitment to seeing customers through each proofing step, CreoScitex delivers the most comprehensive array of proofing solutions in the industry. Proofing highlights at Drupa, include the following:

New! Iris iPROOF Professional Desktop Proofing
A new advanced system configuration for the iPROOF includes calibration, with support for the X-Rite DTP-41 spectrophotometer and Profile Wizard Suite. Two
new proofing stocks   Commercial and Publication   better simulate the IrisPRO
Media line used with the IrisPRINT series of digital contract proofers. Iris iPROOF offers selectable resolutions up to 1,200 x 600 dpi, IrisSCREEN technology for increased predictability, twice the speed of leading competitors, simultaneous image processing and printing, and connectivity to CreoScitex professional workflows.

IrisPRINT Series Contone Contract Proofing
Iris2PRINT and Iris4PRINT provide high-quality digital contone proofing with user-selectable 300 or 600 dpi resolution, innovative IrisPEN technology for easy maintenance, and a choice of 2-up or 4-up formats. Iris ColorZone software ensures remarkable proof-to-proof, machine-to-machine, and site-to-site repeatability, while Profile Wizard allows for the creation of ICC profiles for the best correlation of proof to press sheet.

New: Halftone Contract Proofing with Lotem Proof and Trendsetter Spectrum
Drupa 2000 marks the European debut of the Lotem 800V Proof and the Trendsetter Spectrum 3230+ and 3244+ dual-purpose digital halftone proofing and plating systems. These systems use the same input, resolution, screen parameters, and spot function to image both plates and proofs. (see press release on output systems). CreoScitex and proofing media partners - DuPont, Imation, Kodak Polychrome Graphics, and Fuji - are committed to bringing the benefits of halftone proofing to Europe and the world.

New! IrisWIDE Series Imposition Proofing
The Iris62WIDE Imposition Proofer and ICC Color Management now support both Iris43WIDE and Iris62WIDE. Iris62WIDE is a single-sided imposition proofer that produces a 32-up proof in 28 minutes. Like the Iris43WIDE, the generous format allows signatures (8-up for Iris43WIDE and 16- and 32-up for Iris62WIDE) to be printed without any image rotation, reducing processing time and helping to ensure image data integrity. Productivity is dramatically improved by printing multiple jobs unattended using Iris roll-fed media. Iris43WIDE provides double-sided imposition proofing with accurate font-to-back registration to within .040 inch and an easy-to-use registration system, producing an 8-up proof in only 13 minutes at 360 dpi.

New! Profile Wizard Suite enhancements
The increased variety of proofing and print-production tools available today reinforces the need for a more regimented approach to color management. At Drupa, CreoScitex is introducing the latest version of Profile Wizard Suite - a color management software tool that builds ICC input, monitor, output, and Device Link profiles. As part of the complete CreoScitex commitment to color management, Profile Wizard Suite has been enhanced to support the building and editing of ICC input and output profiles for scanners and digital cameras.

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CreoScitex and the CreoScitex logos are trademarks of Creo Products Inc. All products are either trademarks or registered trademarks of Creo Products Inc. or Scitex Corporation Ltd.